

Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR")[1]

I.   Procedures and methodologies used in determining credit ratings.

II.   Credit Rating Methodologies

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[1]The information in this document includes all entities listed in Item 3 of PCR's Form NRSRO.


I.   Procedures and methodologies used in determining credit ratings.

A.   Start of Credit Ratings

The process starts with the initial contact established by the business development area with a client prospect; this contact can be in several ways: Prospect contacts PCR, PCR Country Manager contacts prospect, interested institution contacts PCR or business area identifies prospect.

The Analysis Area staff may not, for any reason, become directly or indirectly involved in the commercial and/or administrative relationship and/or rate negotiations with the prospect or with any client of the rating agency. These personnel may accompany the official in a commercial visit, with the only purpose of exposing and explaining the methodologies and criteria applied by PCR to grant a rating.

The Country Manager contacts the client and explains the PCR rating process and policies, the minimum information required to elaborate and grant a rating, and the types of rating, applicable fees, and payment policies.

Supposing the client accepts the established terms and conditions, in that case, the Country Manager proceeds to elaborate the rating services contract between the client and PCR. He asks the client for basic administrative information and a copy of the attorney's powers (s) who will sign the contract.

The Country Manager confirms with the analysis area the information required to elaborate the study, carry out the rating, and request it from the client. The Country Manager incorporates the terms and conditions of the service and payment authorized. The Country Manager prepares the invoice according to the requirements agreed with the client. He sends the contract and the invoice to the client for his signature and payment.

The client receives the signed contract and verifies that it has been signed in accordance with the agreed terms. The signature must be that of the company's legal representative, who has sufficient authority to contract the service. The Country Manager confirms with the administration department that payment has been received from the client and generates the corresponding service order. Subsequently, the Country Manager must create the project on the PCR SI platform and share access credentials with the client.

The PCR SI Platform is the internal information management and client interaction system that centralizes the operational workflow of the analysis process, from data entry to report generation.

Unsolicited ratings

PCR may prepare unsolicited ratings. If it does so, it will only do so with public entities and issues, with the information they publish on the Stock Exchange's website or any other source of public information. The procedure and methodologies used are the same for this type of rating as for the requested ratings.

B.   Rating Process

In coordination with the Senior Analyst, the Country Manager designates the Assigned Analyst and the Support Analyst for the entity's rating through the service order generated by the sales area. The analyst's selection is made considering the analysts' orientation towards economic activities, experience in similar cases, seniority in the company, and the assigned portfolio. New analysts cannot be responsible for a client until they have completed six months in PCR.


The Country Manager makes the analysts' presentation with the entity through an email. The email must be addressed to the person indicated in the service contract, who will contact the entity. The rated entity designates a contact person with whom the PCR analyst will coordinate the sending of information. The emails sent to the designated person should always be copied to the entity's direct contact (manager or responsible for the issue), who should be informed of the process's progress. Likewise, all communications should be copied to the Senior Analyst and the Country Manager.

From the first communication with the entity, the Assigned Analyst keeps an archive with all communications history. He will create a directory in the database of his mail. The record may be reviewed by the Country Manager or PCR's internal auditor.

The person responsible for instructing on the methodology to be applied for risk analysis and rating is the Quality Control Analyst. If part or all of the methodologies is not used due to an exceptional situation, a document signed by the Risk Rating Committee will be prepared, explaining the case presented and the variations applied to its methodology.

The ratings offered by PCR are opinions regarding credit quality and are not intended to suggest or encourage the purchase or sale of securities.

The information requirement for the entity or issue is prepared by the Assigned Analyst based on the information requirements defined in the risk rating operational manual. The information requirement requests both qualitative and quantitative information.

The historical financial information, if possible, should be from the last ten years (minimum three years), along with projections, investment plans, and other relevant reports to carry out the rating. In all cases, the issuer provides information on its strategies, policies, markets, finances, among others. PCR may request the information it considers relevant for the evaluation. The rating agency issues its judgment based on the analysis made of the issuer's information and other data it possesses or obtained from other sources it considers reliable to complement the documentation.

PCR ratings are developed through the strict application of its methodologies. They are based on the detailed analysis of all the information known to its analysts and considered relevant to determine a rating. This information may come from public sources, from information provided by the issuer itself or third parties; the latter are usually other companies in the same business line that have been previously rated. Because they are suppliers, competitors, or even issuer partners, they have provided information from the industry that may be useful for a correct appreciation of the rating.

The entity may send PCR additional information that it considers important for the rating process. The client must send the data within a maximum of 30 days or less, depending on the regulations in force in each country. The Assigned Analyst will review the information sent by the entity, confirming that the information requirement has complied. If information is pending, a request for information on the missing data will be made again.

To complement the entity's information in the rating or monitoring process, the Assigned Analyst will coordinate with the Senior Analyst and the Country Manager, meeting the client's different hierarchical levels. These meetings will be held with officials who have key positions in operation administration and from which it is considered relevant to gather some information. This visit is mandatory and takes place at least once a year. The Assigned Analyst must prepare a visit report, reflecting the relevant aspects


analyzed (rationality) and an executive summary, including photos, manuals, codes, and other documents provided by the entity during the visit.

The analysis process should consider the most relevant aspects for the rating and best reflect their view of the instrument or institution in the opinion of the Assigned Analyst. This analysis should cover both qualitative and quantitative aspects that support the rating issued by the analyst, including an explanation of the level of risk, for which is considered: deterioration, trends, improvements, growth, relevant facts such as acquisitions, mergers, management changes and their probable consequences, enhancements such as guarantees, taking care in evaluating the possibility of executing them and their quality. Structure in case of issues, in particular securitizations, trusts, project finance, structured. Etc.

Based on this information and the methodology, the Assigned Analyst and the Support Analyst prepare the preliminary report, which is sent to the client, without the rating proposal, to be reviewed and incorporate any comments that may contribute to the analysis.

The Assigned Analyst reviews the client's comments, and if any modification is made to the report, it is sent to the Senior Analyst for review. The Senior Analyst authorizes the Assigned Analyst to send the report to all Members of the Rating Committee.

C. Rating Committee (Committee)

The installation of the Committee shall be considered valid when at least three members or alternates are present. The presence may be physical or virtual through technological means such as video conference calls or other direct communication. The opinion of the members called to the Committee is obtained.

The Quality Control Analyst and the country's Senior Analyst are full members of the Committee. To be considered members, they must be registered in the country where the rating is made. As alternate members, Senior Analysts from other countries may participate. It is suggested that the Assigned Analysts are not Committee members. All those analysts that the Committee considers convenient to participate are considered guests. Invitees have a voice but not a vote.

The Assigned Analyst will send the presentation and the report to the Committee members with the rating recommendation at least 48 hours in advance to the convened Committee.

The Committee will be led by the Committee chair, responsible for balancing Committee members and guest participation. He will also ask for a vote from the members at the end of the exhibition.

The Committee's presentation should consider the proposed rating; the history of previous ratings; rationale and perspective; the aspects that support the analyst's opinion.

The Senior Analyst presents the case in the Committee, in which the decision of its members will establish the rating. If there are differences due to the rating in the Committee, it will be resolved by a simple majority, and in the event of a tie, the president of the Committee will have the casting vote.

Once the Committee session is concluded, the minutes will be signed, the agreements of the Committee are recorded in the minutes corresponding to that session, and the same is signed and approved by all the members of the Committee. The Senior Analyst will request the signature of the Committee members.

The approved reports will be sent by the analyst assigned to the Country Manager to communicate in writing to the representative of the issuer or entity in question, including the basis and reasoning that gave


rise to the rating. The Country Manager must also send the document to the supervisory or regulatory bodies under the country's regulations.

If the issuer or rated entity does not agree with the assigned rating. In that case, it may appeal the decision using a letter addressed to the Country Manager, provided that it can provide additional or new relevant information to PCR. The appeal and the data must be received within a period not exceeding three working days from the notification of the report's rating or receipt. PCR must respond to such an appeal within five working days. If the country's risk rating standard sets forth procedures and timeframes for the appeal and response, PCR will act following those standards.

Once the letter of appeal and the information are received within the established time frame, the Country Manager communicates with the Committee and arranges for the analysis team to review the client's information. The Senior Analyst, together with the Assigned Analyst, reviews the information and verifies that it is new and relevant to the case.

The Senior Analyst convenes the Committee 48 hours in advance, with the report reviewed by the analyst, if applicable, including new information, and at the same time prepares the presentation for the Committee. In Committee, the Assigned Analyst must present the arguments of the appeal and if the information is new or relevant.

The Committee evaluates the case and resolves the rating; this could be the initially granted ratification or a change. Once the decision has been made, the Country Manager responds to the client through a signed document and proceeds to notify the control bodies in the countries that require it and publish the information.

If the entity has a public rating contract, the Assigned Analyst prepares the press release and the executive summary. The press release must be reviewed by the Senior Analyst and validated by the Country Manager and the Quality Control Analyst.

Disclosure of information on the risk rating granted in the rating Committee will be done through a press release and the respective report on the website http://www.ratingspcr.com under the laws in force in each country concerning the publication and dissemination of information following the communications manual.

D. Public and private ratings

PCR may issue public and private ratings considering three types of private ratings:

a)   Those requested by a client may be the company to rate or a third party, known as "Shadow Ratings." In these cases, the procedure and methodologies used are the same for any other rating, except for the rating information. If the client is the company itself, the rating is elaborated with the client and PCR's information, complying with PCR's minimum information requirements. Supposing the rating is requested by a third party about a public issuer. In that case, the rating is elaborated with the information that the company makes known to the investing public, unless the client requesting the rating obtains access to the issuer's data, which allows PCR analysts to have more information and to carry out possible interviews with the main officers of the company to be rated under this modality. If the company is not public, the rating is elaborated with the information that the client requestor provides, as long as it is enough to grant a rating or access the company's data.


b) Those requested by a financial institution to strengthen its internal credit and/or investment evaluation processes.

c) Those requested by a private equity investment fund to strengthen its investment process.

In no case are private ratings made public.

E. Surveillance and Monitoring

Once the rating is published, the Responsible Assigned Analyst will follow up on the rating by monitoring relevant information about the issuer and its environment on an ongoing basis. The models and criteria used to follow up the rating are the same used to determine the initial rating.

The rating is formally reviewed at least once a year with the update of the report, or earlier if necessary, according to the results experienced and under the regulations of each country.

Surveillance and monitoring activities include:

- Daily review of current news.
- Updating of sectorial information quarterly.
- Daily review of important facts of the client portfolio.

The contract for rating services indicates the quantitative and qualitative information that the issuer must report to the rating agency and the frequency with which it must do so. PCR may request additional information from the client when it considers it necessary to monitor the rating granted.

The private ratings issued will be reviewed with the periodicity specified in the rating contract, with the information specified therein. In addition to the issuer's periodic financial information, analysts must consider the issuer's relevant corporate and environmental data and include it in their review process, contacting the issuer and requesting information if they feel it necessary.

If any circumstance arises that could affect the capacity to pay or generate delays in paying obligations, the Senior Analyst must immediately call a committee and inform the Country Manager. If in an extraordinary Committee session, it is resolved to lower the rating or place it in "Review (positive or negative)," the Country Manager will inform the presidency, and the Quality Control Analyst will contact the issuer or rated entity and if necessary must inform the investing public (if the rating is public).

Rating modifications and rating review notices will be released in the same media in which they were reported, following the PCR communications manual.

Cases involving a change in rating or placing it in the review could occur when, for example:

- An issuer fails to comply with one or more of the covenants of the issue;
- That the initial characteristics of the structuring of the issue have not been fulfilled;
- That the rating agency has access to relevant information or information of public knowledge about the issuer, the entity, or its environment, or other cases that could reveal significant weaknesses.


The Committee may ratify or rectify the rating and its perspective. If it considers it relevant to the market, it may order the disclosure of the rating immediately, without prior consultation and approval of the client. The risk rating rules in force in each country must always be observed.

F.   Withdraw or Suspend the Maintenance of a Credit Rating

The cancellation and/or suspension of the rating may be requested only by the issuer or by the service's contracting party. In these cases, PCR will issue a press release informing the market that it is withdrawing or suspending the rating at the issuer's express request, notifying the reasons received from the issuer and the last rating granted to this issuer.

The Technical Committee for the Evaluation of Methodologies and Rating Criteria ("The Technical Committee") may withdraw or suspend a rating if it considers that there is not sufficient and/or reliable information to maintain the rating, at the request of the Senior Analyst, who will explain the reasons for the request.

With the support of the Responsible Assigned Analyst for the issuer, the Country Manager must inform the client of the reasons for the withdrawal or suspension of the rating. If the rating is public, the withdrawal, cancellation, and/or suspension of the rating must be made public through the same means used to make it known, indicating in the statement the explicit reasons for this decision.

If the rating rules require, the regulatory body shall be informed of the rating's cancellation or suspension through an official letter.

Each press release must be published immediately on the respective decision date and must be communicated to the issuer and the regulator. Likewise, the press releases must include a link, if applicable, to the individual report and be available on PCR's website for at least 12 months from the date of publication or as indicated by the regulations in force in each country.

G.   Review of Criteria and Methodologies

The Technical Committee is an independent body responsible for the rigorous and permanent revision of the methodologies and models used and the authorization of any change or modification to them.

The Technical Committee is responsible for the approval and issuance of new methodologies and models and updating these; it also accepts the annual work plan of the methodologies department.

The Technical Committee comprises at least three full members, with the entire members being: the company's executive president, who chairs the Committee, the director of analysis, and the methodology coordinator, who acts as the Committee's secretary.

The Technical Committee shall review the methodologies with a periodicity not exceeding two years to ensure their validity.

The methodologies coordinator and/or the company's executive president may call a Technical Committee meeting when they consider it necessary to review some of the methodologies or rating criteria developed by PCR.

The Country Managers will propose changes or adjustments to the methodologies and rating criteria to the methodology coordinator, who will channel them to the Technical Committee. Likewise, the Country


Managers will conduct the comments and/or proposals for improvements from the country analysts, clients, and supervisory agencies to the methodology coordinator.

The methodologies coordinator analyzes the proposals for changes or adjustments to the methodologies. If he considers that they have sufficient merit, he will call a session of the Committee in which the convenience of the proposal will be evaluated. For this purpose, he will provide the necessary information to the Committee members at least 48 hours in advance.

The Technical Committee will evaluate the information received using a wide range of measures, including statistics, to assess the performance of the credit ratings, analyze whether the methodologies should be updated, or whether the analysts' work using the methodologies should be reviewed. The methodologies coordinator discusses the new methodology, model or procedure, or modifications to the methodologies and their impact.

PCR shall report any amendments to the rating criteria and methodologies and, where appropriate, the version of any credit rating procedure or methodology used regarding a particular credit rating to the local authorities where the PCR is authorized.

PCR will also publish on its website www.ratingspcr.com any material changes to procedures and methodologies, including qualitative or quantitative inputs, the reason for the changes, and the likelihood that the changes will result in changes to any current credit rating.

PCR either changes the credit ratings that are likely to be affected by the change in methodology simultaneously with the announcement of the change in methodology or puts those ratings under review. PCR generally completes this review within six months of the announcement of the credit rating methodology update.

PCR will notify the existence of a significant error identified in a procedure or methodology, including a qualitative or quantitative model that may change the current credit ratings on its website.


II. Credit Rating Methodologies

Current versions of PCR credit rating methodologies, which are updated periodically, can be found on our website via the web address:

1	Credit Rating Methodology for Short, Medium- and Long-Term Debt Instruments, Preferred Stocks, and Issuers	www.ratingspcr.com	NRSRO
2	Credit Rating Methodology for Banks and Financial Institutions	www.ratingspcr.com	NRSRO
3	Rating methodology for provincial, municipal, and governmental entity bonds under such jurisdictions	www.ratingspcr.com	NRSRO
4	Sovereign rating methodology	www.ratingspcr.com	NRSRO
5	Risk rating methodology for holding companies	www.ratingspcr.com	NRSRO
6	Risk Rating Methodology for Non-Bank Financial Institutions or Financial Services Companies	www.ratingspcr.com	NRSRO
7	Risk Rating Methodology for Multilateral or Supranational Financial Institutions	www.ratingspcr.com	NRSRO
8	Investment Fund Risk Rating Methodology	www.ratingspcr.com	NRSRO


II. 1 Elements analyzed in the Credit Rating Methodologies:

• The strengths, weaknesses, and risks of the projects Emphasis should be placed on the probability of the occurrence of force majeure events that could alter the development of the projects and the impact that these events could have on the capacity to generate future cash flows and the payment of obligations corresponding to the investment instruments.

• The mechanisms to improve the credit quality of the investment instruments issued such as guarantees, insurance policies, collaterals, guards, among others, in order to determine the degree of protection of investors.

• The sustainability of the issuer's or project's competitive position within the industries and economic sectors they belong to.

• The nature and other characteristics of the investment projects, as well as the technical and economic solvency of its operators and any relevant element to evaluate the risk of the same. The cash flows and projected financial statements provided by the issuer, considering several possible scenarios (sensitivity analysis) and the probabilities of occurrence of each of them, including the relevant variables for the cash flow.

• Debt and liquidity policies, including guidelines for allocating assets and cash positions and policies on expenses and commissions to be paid from the fund.

• The risks associated with the fund's investment portfolio, including market, credit, liquidity, asset concentration, and quota concentration risks.

• The policies and criteria considered for the valuation of assets and management of accounting information of the assets subject to investment by the fund.

• Investment policies, taking into consideration the process of portfolio construction, instrument selection processes, portfolio diversification, restrictions by type of asset, issuer, counterparty, industry, and level of risk; restrictions on the use of options, futures, swaps, and other derivatives trading strategies; disinvestment strategies in low liquidity assets; investment tracking strategy, among others.

• The progress and general situation of the fund's activity, as well as its expectations in short and medium-term. Among the factors to be analyzed is the size of the fund, the number of participants, the financial statements, the valuation, liquidity, and the concentration of market shares. The management of the administration company is measured in terms of its experience, professional resources, organization, the definition of responsibilities and positions, support, and administration systems, to determine whether they are adequate for the fund's investment decisions.